FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

June 10, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 10, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have acquired 100% interest in the Terra and LMS Projects, Alaska from AngloGold Ashanti Exploration (USA) Inc.

Item 5.	Full Description of Material Change

The Issuer reports that it has entered into an agreement to acquire all of the interest of AngloGold Ashanti Exploration (U.S.A.) Inc. (“AngloGold”) in the Terra and LMS projects in Alaska, plus certain other AngloGold rights, in consideration of the issuance of 450,000 shares of the Issuer to AngloGold.  Based on the current Issuer share price, this equates to an acquisition price of approximately $6 per ounce of current inferred gold resource.  The purchase agreement encompasses all royalties and residual rights held by AngloGold in the Terra and LMS properties, as well as AngloGold’s first refusal rights on transactions involving the West Pogo and Gilles properties held by the Issuer.

The acquisition, when completed, will add 134,000 ounces of inferred gold resources from the Terra and LMS projects to the Issuer’s account, calculated as 40% of the 167,000 inferred gold ounces at LMS (using 0.30 g/t gold cut off inferred resource of 5.86Mt at 0.89 g/t gold) and 40% of the 168,000 inferred gold ounces at Terra (using a 5.0 gold g/t cut off inferred resource 0.428Mt at 12.2 g/t gold).  Given the significant exploration upside for each of these projects, the Issuer is excited about being able to rapidly advance them either on a 100% basis or via strategic, production focused partnerships.

Terra

The Terra Project is a high-grade gold-silver system located approximately 200 kilometres west of Anchorage Alaska.  The initial 20 holes into the Ben’s Vein deposit have defined an inferred resource of 428,000 tonnes containing 168,000 ounces of gold and 318,000 ounces of silver using a 5.0 g/t gold cut-off.  The resource is only from one portion of one of four high-grade vein systems defined along a 5 kilometre long belt (see NR08-04).  The mineralization in the Ben’s Vein deposit has displayed exceptional continuity along 400 metres of strike length, averaging 12.2 g/t gold and 23.0 g/t silver over a nominal 2.3 metre width, and remains open to the north and at depth (Table 1).  Initial and follow up gold recovery tests indicate that it is amenable to simple gravity recovery (average recoveries in the order of 80%), which offer potential for low capital and production costs as well as reduced environmental impacts.  In order to advance its multi-million ounce Livengood deposit the Issuer is currently exploring possible partnerships in order to advance the Terra project toward near-term production.

Table 1: Ben Zone Inferred Resource Estimate*

Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Metal
(g/t)	(tonnes)	Au (g/t),	Ag (g/t)	Au (ozs)	Ag (ozs)
5.00	428,000	12.20	23.11	168,000	318,000
6.00	402,000	12.64	24.02	163,000	310,000
7.00	383,000	12.95	24.72	159,000	304,000
8.00	364,000	13.22	25.33	155,000	296,000
9.00	335,000	13.63	26.50	147,000	285,000
10.00	292,000	14.22	27.97	134,000	263,000
11.00	248,000	14.89	29.60	119,000	236,000
12.00	209,000	15.52	31.15	104,000	209,000

* Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The     estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

LMS

The LMS project is located 40 kilometres south of the Pogo Mine, Alaska’s newest gold mine.  An initial open-ended inferred resource has been defined in the Camp zone of the project and recent surface exploration has defined five other strong gold targets in the six kilometre long mineralization structural belt (see NR08-05).  The property is 14 kilometres off the paved all weather Richardson Highway, and has winter road and river access.  The mineralization in the Camp zone appears to have formed in two stages, with an earlier broad lower grade event followed by a late higher grade event.  The high-grade mineralization is not fully represented in the inferred resource estimated to date due to the wide spaced nature of the current drilling (Table 2).  The next phase of work on the LMS project is to test some of the other priority surface targets in the belt, with follow-up drilling on the Camp zone focused on expansion of the higher grade component of the deposit.

Table 2: Camp Zone Inferred Resource Estimate*

LMS TOTAL INFERRED RESOURCE
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff	Contained
(g/t)	(tonnes)	Au (g/t)	Ounces Gold
0.10	9,680,000	0.61	190,000
0.20	7,460,000	0.75	180,000
0.30	5,860,000	0.89	167,000
0.40	4,780,000	1.01	155,000
0.50	4,110,000	1.10	145,000
0.60	3,610,000	1.18	137,000
0.70	3,130,000	1.26	127,000
0.80	2,710,000	1.34	116,000
0.90	2,370,000	1.41	107,000
1.00	2,050,000	1.48	97,000

* Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Terms of AngloGold Purchase Agreement

Under the terms of the purchase agreement dated June 6, 2008, among AngloGold, the Issuer and Talon Gold Alaska, Inc. (the Issuer’s wholly owned Alaskan subsidiary) (“Talon”), Talon will acquire all of the right, title and interest of AngloGold in the Terra and LMS projects (including AngloGold’s right of first offer on any disposition thereof by Talon).  In addition, AngloGold has also relinquished its right of first offer on two of the Issuer’s other 100% owned projects, being the West Pogo project (which is situated on the western boundary of the Pogo Joint Venture land package) and the Gilles project (which is located along the Pogo mine road, 25 kilometres southwest of the West Pogo property).  The purchase price of CAD 751,500 payable by Talon will be satisfied by the issuance of an aggregate of 450,000 common shares of the Issuer (valued, for this purpose, at CAD 1.67 per share).  The transaction is subject to the acceptance for filing thereof on behalf of the Issuer by the TSX Venture Exchange, Inc. (“TSXV”), and is anticipated to close five business days after such acceptance for filing is obtained.  AngloGold presently holds 5,997,295 common shares, representing approximately 15.02%, of the outstanding common shares of the Issuer.  Following the closing of the transaction, AngloGold will hold 6,447,295 common shares, representing approximately 15.96% of the then issued shares of the Issuer.  The proposed transaction has been approved by the Audit Committee of the Issuer, which is composed solely of independent directors of the Issuer, and by the directors of the Issuer other than AngloGold’s nominee.

The acquisition from AngloGold set out above is subject to the acceptance for filing thereof by the TSXV and the American Stock Exchange on behalf of the Company.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine. The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

June 11, 2008